UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of Lagoa Parda Cluster

—

Rio de Janeiro, September 30, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 10/11/2019, informs that it has concluded today the sale of its entire stake in the onshore fields of the Lagoa Parda Cluster, located in the state of Espírito Santo, near the city of Linhares, to Imetame Energia Lagoa Parda Ltda., affiliate of Imetame Energia Ltda.

After fulfilling the previous conditions, the transaction was concluded with the payment of US$ 9,441,586.10 to Petrobras, already with the adjustments foreseen in the contract. The amount received at closing is added to the amount of US$ 1,405,869.90 paid to Petrobras at the signing of the sales agreement.

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, increasingly concentrating its resources in world-class assets in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About Lagoa Parda Cluster

The Lagoa Parda Cluster comprises three onshore concessions in production: Lagoa Parda, Lagoa Parda Norte and Lagoa Piabanha. Petrobras is the operator with 100% equity interest in all three fields. The average production of the Cluster from January to August 2020 was approximately 113.5 barrels of oil per day (bpd) and 1.7 thousand m3/day of natural gas.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer